BriaCell Therapeutics Corp.

Suite 300 – 235 West 15th Street

West Vancouver, BC V7T 2X1

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: Irene Paik, Joseph McCann, Franklin Wyman and Lisa Vanjoske

October 22, 2019

Re:	BriaCell Therapeutics Corp.
Draft Registration Statement on Form F-1 Submitted August 30, 2019
CIK No. 0001610820

Ladies and Gentlemen:

BriaCell Therapeutics Corp. (the “Company”) is hereby confidentially submitting a Registration Statement on Form F-1 (“Submission No. 2”). The Company previously submitted a Draft Registration Statement on Form F-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Securities and Exchange Commission (the “Commission”) on August 30, 2019 (the “Draft Submission”). Submission No. 2 has been revised to reflect the Company’s responses to the comment letter to the Draft Submission received on September 26, 2019 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Submission No. 2 and all references to page numbers in such responses are to page numbers in Submission No. 2.

Cover Page

1.	Your coverpage highlights that you are “in the process of applying” to have your common stock and warrants listed on the Nasdaq Capital Market and your disclosure on page 112 notes that you might “consummate and close this offering without a listing approval letter from the Nasdaq Capital Market.” To the extent that the offering will close without a Nasdaq listing, please (i) revise the coverpage to remove reference to a Nasdaq listing, and (ii) confirm to us that you will register one or more classes of securities pursuant to Section 12(g) of the Exchange Act or, alternatively, add appropriate risk factor disclosures concerning the lack of a Section 12 reporting obligation.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the inside coverpage and page 112 to clarify that listing of the common stock and warrants on the Nasdaq Capital Market is a condition to closing the offering.

2.	With reference to Instruction 1 to Regulation S-K, Item 501(b)(3), please tell us whether you plan to revise the coverpage to add a price range.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the coverpage to add a price range.

Prospectus Summary

Overview of the Company, page 5

3.	Your summary should be a brief overview of the key aspects of the offering and should not include a lengthy and detailed description of your business and strategy or include highly technical terminology. Refer to Item 503(a) of Regulation S-K and Note 4 to Rule 421(b) under the Securities Act, as amended. We note that your Summary extends over 20 pages in length and duplicates many of the technical disclosures and graphics concerning trials and mechanisms of action that are presented in your Business section. In addition, your extensive use of footnotes is not appropriate to a Summary presentation. Accordingly, please substantially revise the Summary presentation to focus on key aspects and also balance this presentation by including discussion of the most significant business and offering risks.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Summary to focus on key aspects of the Company’s business and discuss the most significant business and offering risks.

4.	Please revise the second and third paragraphs on page 1 to remove stock exchange, ticker symbols and market capitalization information for Merck and Incyte. Also, revise the second paragraph to clarify your statement concerning “launching combination therapy.” In this regard, it should be clear from your disclosure whether clinical work or product commercialization is commencing in the near term.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 5 to address the comment.

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5.	Please revise to explain at first use the terms “off the shelf” and “personalized immunotherapy.”

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 5 to explain the terms “off the shelf” and “personalized immunotherapy”.

Bria-IMT™, page 5

6.	We note that your discussion of Bria-IMT highlights positive efficacy, safety and tolerability data. Accordingly, please revise the first paragraph under the heading to place this data into context by clarifying, if true, that “proof of concept” data is preliminary in nature and that you will need to complete your Phase I/IIa study and additional clinical studies before FDA assesses the efficacy, safety and tolerability of this product candidate and determines whether it will be approved for commercial sale.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 5 to add the requested language.

7.	We note your disclosure on page 55 that Bria-IMT’s indication will be for the treatment of patients with metastatic breast cancer who have failed at least two lines of therapy. Please revise your disclosure to note this information in the Prospectus Summary.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 5 to add the requested language.

8.	Please revise the third bullet point under the caption “Positive Proof of Concept” to provide support for your conclusion that the data is “impressive.” In your response, please also provide us with objective support for your statement that the data is “similar to, or superior to” other approved breast cancer drugs when they were at a similar development stage. In your response, please tell us whether there were any material differences in the patient populations or trial protocols, and if so, why you nonetheless believe it is appropriate to compare the data across trials.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 5 to remove any reference to “impressive” data or any direct comparison to other drugs. Instead, the data itself has been more objectively presented. Thus, comparison to other patient populations is no longer relevant.

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Corporate Background, page 21

9.	Please revise to discuss the reverse takeover transaction referenced on page F-21 and the corporate restructuring referenced on page 49, or advise.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 14 to discuss the referenced corporate restructuring. The reverse takeover transaction occurred in November 2014 and was referenced in the Company’s financial statements for the year ended July 31, 2018 with respect to certain shares that were held in escrow as a result of the reverse takeover. As there are no longer any shares held in escrow, the Company has not referenced the reverse takeover transaction in its financial statements for the year ended July 31, 2019.

Implications of Being an “Emerging Growth Company” and a Foreign Private Issuer, page 22

10.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, once available, it will supplementally provide the Staff with copies of additional graphics and artwork it intends to use.

11.	We note your statement, “We currently report and will continue to report under the Securities Exchange Act of 1934.” It does not appear that you have been a reporting company under the Securities Exchange Act. Please revise your disclosure as appropriate.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 15.

Summary Financial Data, page 25

12.	It does not appear that any amounts in this table are in thousands as stated. Please revise the disclosure as necessary.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 18.

Use of Proceeds, page 44

13.	We note that you intend to use $4,000,000 of the net proceeds from this offering for clinical trials of Bria-IMT™ and $1,200,000 for initial clinical trials of Bria-OTS™. Please revise your disclosure in this paragraph to specify the stage of development you plan to achieve for each listed product candidate with these allocated funds. To the extent material amounts of other funds are necessary to accomplish the specified purposes, state the amounts and sources of such other funds needed for each specified purpose. Refer to Item 3.C.1 of Form 20-F.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 37 to specify the stage of development it plans to achieve for each listed product candidate with the $4,000,000 and $1,200,000 of allocated funds. At the present time, the Company does not believe that additional funds would be necessary to achieve these purposes.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Estimates, page 49

14.	Please explain how the absence of an active trading market for your common shares listed on OTCQB and TSXV, as stated on page 38, affected your determination of share compensation expense, as well as the extent to which the share price amounts disclosed in Notes 8 and 9 may have differed from values determined by an independent valuation firm. In addition, once you have an estimated offering price range, please explain to us the reasons for any differences between recent valuations of your common shares leading up to the planned offering and the midpoint of your estimated offering price range. This information will help facilitate our review of your accounting for equity issuances, including stock compensation.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the risk factor on page 31 to more accurately describe that there is an active market for the common stock on the TSXV. As such, the Company believes that it is appropriate to the use the trading price of the common stock to determine share based compensation expense. Once there is an estimated offering price range, the Company will explain the reasons for any differences, if any, between recent valuations of the common shares leading up to the planned offering and the midpoint of the estimated offering price range.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Research Cost, page 50

15.	You state that work began on the development of “second generation Bria-IMT™” during the nine month period ended April 30, 2019. Please revise your disclosure as appropriate to discuss the development of “second generation Bria-IMT™.”

Response: The Company respectfully acknowledges the Staff’s comment. The phrase “second generation Bria-IMTTM” refers to Bria-OTSTM. The Company has removed references to “second generation Bria-IMTTM” in the Registration Statement.

Liquidity and Capital Resources, page 53

16.	Please substantially revise your disclosure in this section to address the requirements of Item 5.B of Form 20-F.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 46 to provide the information required by Item 5.B of Form 20-F.

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Competition, page 56

17.	Please define “CTCs/CAMLs” where first used.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 52 to define “CTCs/CAMLs” where first used.

Description of Business

Products/Pipeline, page 59

18.	We note your disclosure throughout the prospectus suggesting that your product candidate is safe or effective, such as “impressive Phase IIa efficacy data,” “an outstanding safety and tolerability profile,” “the patients for which Bria-IMT immunotherapy was highly effective” and “regulatory review of effective novel therapies such as Bria-IMT™.” Safety and efficacy determinations are solely within the authority of the FDA and comparable regulatory authorities. Please revise your prospectus disclosure to remove all references to your product candidates as being safe and effective, including preliminary indications of efficacy. You may present the objective results of trials and any discussion of preliminary results should be sufficiently balanced with a disclosure of the preliminary nature of such results.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure throughout the Registration Statement as requested by the comment above.

Bria-OTS™ Immunotherapy Covers ~99% of the Breast Cancer Population, page 61

19.	Please disclose how you determined that Bria-OTS™ would cover 99% of the breast cancer population and how many variations of Bria-OTS would have to be pre- manufactured in order to cover this percentage of the population.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 56 and 57.

Available Clinical Data for Treatment with the Bria-IMT™ Regimen, page 63

20.	Please revise your disclosure concerning the three “Proof of Concept” clinical trials to indicate when and where each trial was conducted. To the extent the testing was conducted in the United States, indicate whether the trials were subject to FDA approved protocols or advise.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 59 and 60.

21.	In your discussion of the three proof of concept trials conducted to date, please revise your disclosure to specify the primary and secondary endpoints of the different trials, the results as they relate to the endpoints and any statistical analysis that was done. With respect to the median overall survival data, please provide a comparison to the median overall survival data for untreated patients. Please also disclose the number of patients who experienced partial and complete responses to the treatment. In addition, with respect to the third proof of concept trial, please revise your disclosure to specify that the treatment regimen included pre-treatment with low-dose cyclophosphamide and post- treatment inoculation of interferon-alpha-2b.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 59 and 60.

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22.	We note your disclosure that most patients who dropped out did so due to worsening of their underlying disease. Please disclose how many people in each study dropped out and at what point in time they dropped out.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 60.

23.	Please revise the first chart on page 10 to clarify that the tumor shrinkage and biological response columns are representative of the number of patients who experienced tumor shrinkage and biological response rather than the percentage of tumor shrinkage and biological response for each type of patient.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the chart on page 60.

24.	Please define and discuss the significance of the term “delayed-type hypersensitivity response.”

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 52 and 53.

Protein Kinase C Delta (PKC) Inhibitors, page 64

25.	Please substantially revise this section to (i) define scientific terms such as PKC, RAS, TGF and TGF, (ii) describe the PKC inhibitor that you plan to develop and the results of preclinical studies you have done to date, (iii) provide additional narrative context for each of the graphics in this section such that investors do not need to read the articles that are cited to understand the significance of the graphics and (iv) explain the significance of the measurements (e.g. % control OD value, absorbance 490 nm, etc.) used for each of the graphs.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 61, 62 and 63.

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26.	Please explain why your disclosure on page 66 states that “PKC inhibitor reduces tumor burden in a human lung cancer model (lower is better),” but the chart above it shows that tumor volume increases with treatment. Please also include the unit of measurement for tumor volume.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 61.

27.	In the graph labelled (B) on page 68, please explain why the percent survival rate with the vehicle is only measured as of one day as opposed to over a period of time.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 62.

Clinical Trials, page 69

28.	Please expand your disclosure regarding the Phase I/IIa combination study of Bria-IMT™ with pembrolizumab to provide details regarding the study, including the number of patients you plan to enroll in the study, patient eligibility requirements, primary and secondary endpoints and the estimated completion date.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 65, 66 and 67.

KEYTRUDA® (pembrolizumab), page 71

29.	Please tell us whether you are party to any agreements with Merck for the supply of Keytruda, and if so, please disclose the material terms of the agreement and file it as an exhibit to the registration statement. Alternatively, please tell us why you do not believe this is required. See Item 601(b)(10) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 67 to clarify that it is not party to any agreements with Merck for the supply of Ketruda.

Completed Proof of Concept Trials, page 72

30.	It appears that the disclosures on pages 18-20 and 72-74 are identical to the disclosures on pages 9-10 and 63-64, except for the results in the second chart separating patients by DTH response. Please remove any duplicative disclosure or advise.

Response: The Company respectfully acknowledges the Staff’s comment and has removed the duplicative disclosure.

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License Agreements, page 75

31.	Please expand your disclosure to discuss the material terms of the License Agreement between Sapientia and Faller-Williams Technology, including rights and obligations, payment terms such as up-front payment, milestone payments and royalties, and term and termination provisions.

Response: The Company respectfully acknowledges the Staff’s comment and has discussed the material terms of the License Agreement between Sapientia and Faller-Williams Technology on pages 69 and 70.

Manufacturing, page 78

32.	Please describe the material terms of any agreements with the University of California, Davis Health System and with KBI Biopharma, Inc. and file them as exhibits to the registration statement. Alternatively, please tell us why you do not believe this is required. See Item 601(b)(10) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has described the material terms of its agreements with the University of California, Davis Health System and with KBI Biopharma, Inc. on page 72 and has filed them as exhibits.

Employment Agreements with Executive Officers and Significant Employees, page 103

33.	Please file the consulting agreement with Mr. Gadi Levin as an exhibit to the registration statement pursuant to Item 601(b)(10)(iii)(A), or tell us why you do not believe this is required.

Response: The Company respectfully acknowledges the Staff’s comment and has filed the consulting agreement with Mr. Levin as an exhibit.

Independent Auditors’ Report, page F-1

34.	Please obtain and file a revised audit report from your independent accountant that complies with the format and language required in PCAOB Auditing Standard 3101. The report of the independent accountant should include a statement that the audit was conducted “in accordance with the standards of the Public Company Accounting Oversight Board (United States)” or tell us why no revision is necessary.

Response: The Registration Statement includes the Company’s financial statements for the year ended July 31, 2019 and an audit report that complies with the format and language required in PCAOB Auditing Standard 3101.

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2. Basis of Presentation, page F-6

35.	On page 39, you appear to have asserted that adoption of new or revised accounting standards can be delayed under Section 107 of the JOBS Act. Please explain your consideration of this guidance for emerging growth companies that report under IFRS.

Response: The Company believes that its financial statements are compliant with the current reporting standards under IFRS and has not delayed adoption of new or revised accounting standards under Section 107 of the Jobs Act.

9. Share-Based Compensation, page F-22

36.	You do not specify the vesting terms of all options granted, for example, the 3.4 million options described on page F-23. Please revise the disclosure as necessary.

Response: The note has been updated to include the vesting terms of all options granted.

14. Research and Development Costs, page F-28

37.	Please provide us a summary of the material terms governing the contractual arrangements described on page 128 and listed in the Exhibits section, as well as your collaboration and supply agreement with Incyte Corporation, as discussed on page 71. Also, explain how costs associated with these agreements are reflected in the specific captions in the table for research and development costs on page F-28. In addition, describe the nature of costs classified as licensing, patent and vaccine in this table. Revise your discussion on page 50, accordingly.

Response: The following is a summary of the material terms governing the collaboration and supply agreement with Incyte Corporation:

●	Incyte will provide to BriaCell access to INCMGA00012 (anti-PD-1 antibody therapy similar to Keytruda®) and epacadostat (small molecule inhibitor of indoleamine dioxygenase (IDO) which alleviates immune suppression) free of charge for use in a combination clinical trial with Bria-IMT™ (SV-BR-1-GM). The arrangement with Incyte is that they supply the abovem-mentioed drugs and Briacell conducts the study. If the study turns out well, it could lead to new marketing indications for their drugs. So Incite could benefit in the long run Briacell bears the cost of the study
●	Incyte agrees to Manufacture and supply these Incyte Compounds for purposes of clinical evaluation in combination with Bria-IMT™.
●	Incyte represents and warrants to BriaCell that, at the time of Delivery of the Incyte drugs, such Incyte drugs shall have been manufactured and supplied in compliance with: (a) the Specifications for the Incyte drugs; (b) the Clinical Quality Agreement; and (c) all Applicable Law, including cGMP and health, safety and environmental protections.
●	BriaCell shall act as the sponsor of the Study under its existing IND for Bria-IMT™.
●	BriaCell and Incyte shall form a joint development team (the “Joint Development Committee” or “JDC”), made up of an equal number of representatives of Incyte and BriaCell (not to exceed three (3) each), which shall have responsibility for coordinating all regulatory and other activities. Each Party shall designate a project manager who shall be responsible for implementing and coordinating activities, and facilitating the exchange of information between the Parties, with respect to the Study. The JDC shall meet as soon as practicable after the Effective Date and then no less than once each calendar quarter.

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The following is a summary of the material terms governing the contractual agreement with Catalent:

●	Catalent will be responsible for packaging and labeling of INCMGA00012 and of epacadostat as well as shipping supplies to clinical sites.
●	Catalent will also be responsible for obtaining, labeling and shipping other study drugs used in the combination study (cyclophosphamide, Intron A, Candin) except Bria-IMT™ which will be supplied by BriaCell or it’s designated manufacturer.
●	Catalent will be responsible for all batch records of INCMGA00012, epacadostat, cyclophosphamide, Intron A, and Candin

The costs associated with the abovementioned agreement for they year ended July 31, 2019 can be summarized as follows:

●	Catalent: $136,722
●	Incyte: $0 (as explained above).

The Company revised the sub-caption “Clinical Trials and Vaccine Costs” in the Research costs note in our financial statements to “Clinical Trials and investigational drug costs” to more accurately reflect the products it is developing.

The nature of costs included classified as in the Research costs note in the financial statements are as follows:

●	Licensing: Licensing of our immunotherapy through payments to Biologics Consulting
●	Patents: legal fees to Kilpatrick Townsend to maintain and expand our portfolio of patents.
●	Clinical trials and investigational drug costs: Primarily payments to Cancer Insight for our clinical trials, the University of California and KBI Pharma for the manufacture of our investigational drug, Wuxi Apptech Inc and Lakepharma Inc for investigational drug testing.

The Company has revised the discussion in the Management, Discussion and Analysis, accordingly.

38.	Please explain to us why Wages and Salaries declined from $518,192 in 2017 to $30,908 in 2018. Revise the disclosure as necessary.

Response: During the preparation of the July 31, 2019 financial statements, we concluded that there was a reclassification error in the notes to our July 31, 2018 financial statements, and that Wages and Salaries for the year ended July 31, 2018 were $558,114 and not $30,908. The prior year amount has been restated in our July 31, 2019 financial statements. Wages and Salaries were consistent during the years ended July 31, 2017 and 2018 and increased during the year ended July 31, 2019 in line with the increase in other costs associated with our clinical trials.

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General

39.	Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, once available, it will supplementally provide the Staff with copies of the graphics, visual, or photographic information it intends to use in the printed prospectus.

40.	We note that you cite to the uniform resource locator (URL) for the work that you cite in the prospectus. Please note that when an issuer includes an active hyperlink or an inactive URL for a website that could be converted into an active hyperlink within a document required to be filed or delivered under the federal securities laws, the issuer assumes responsibility for the information that is accessible through the hyperlinked website as if it were part of the filing. Further, the information on the website must be filed as part of the issuer´s document. Refer to Release No. 34-42728, footnote 41, and file the hyperlinked information, or revise to remove the URL.

Response: The Company respectfully acknowledges the Staff’s comment and has removed the hyperlinks.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1281 with any questions or comments regarding this correspondence.

Sincerely,

/s/ William V. Williams
William V. Williams

cc: (via email)

Jamieson Bondarenko

Gadi Levin

Gregory Sichenzia, Esq.

Avital Perlman, Esq.

Aaron Sonshine

Virgil Z. Hlus

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